

Mail Stop 3720

August 13, 2015

Mr. David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

      Re: MDC Partners Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 2, 2015
              File No. 001-13718

Dear Mr. Doft:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business

Competition, page 4

1.   We note that your subsidiary firms cooperate through referrals and the sharing of both services and expertise. Please provide additional information as to how any cross-selling arrangements are structured (such as from the Strategic Marketing Services segment to the Performance Marketing Services segment) and, if material, the degree to which referrals and cross-selling contribute to organic revenue growth.

Item 1A. Risk Factors

We have significant contingent obligations related to deferred acquisition consideration and minority interests in our subsidiaries, which will require us to utilize our cash flow and/or to incur additional debt to satisfy., page 6.

2.   We note your disclosure that deferred acquisition consideration and payments to minority shareholders will be a significant use of the Company's liquidity in the foreseeable future. Please provide management's view of the future trajectory and quantifications of both deferred acquisition totals and redeemable noncontrolling interests. Please also provide the rationale and business reasons for structuring your various acquisitions in part with a deferred consideration component. Please also expand your discussion of the drivers of the net changes in deferred acquisition totals with an emphasis on detailing to what degree increases can be attributed to acquisitions of new businesses, compounding past deferred considerations that have remained outstanding (due to subsidiary revenue or growth targets not being met), or downward redemption value adjustments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 15

3.   We note that you manage your business "by monitoring several financial and non-financial performance indicators" such as revenues, operating expenses, and capital expenditures. In addition to these key indicators, please provide any non-financial indicators relating to the growth potential, financial health, and expectations of business performance of your subsidiary companies. Please refer to Securities Act Release No. 33-8350. For example, please see Section III.B.1.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

4.   Please expand and revise your discussion under results of operations for all periods to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. We note that while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute an increase in operating profits and operating margins in your Strategic Marketing Services segment due to "increases in revenues, decrease[s] in total staff costs, and decreases in office and general, offset by an increase in direct costs." However, you do not fully analyze the underlying reasons for these changes. Where there are material fluctuations individually or in aggregate, we believe your disclosures could be improved by ensuring that all material factors are analyzed.

Strategic Marketing Services, page 21
Strategic Marketing Services, page 24

5.   Please provide in MD&A greater transparency of the underlying reasons for your organic growth in revenues and profitability. Specifically describe in this discussion the drivers of your organic revenue growth (i.e. greater ad spend by existing clients, increase in the number of clients, new service offerings, and/or favorable pricing).

Goodwill and Indefinite-lived Intangible, page 50

6.   We note you disclose you have ten reporting units with reported goodwill. In your 2012 10-K, you disclosed that "each partner firm that has reported goodwill will be tested separately as each partner firm qualifies as a reporting unit under the Accounting Standards Codification guidance."   With a view towards expanded disclosure, please tell us if you revised your reporting units and how you now group the partner firms for purposes of testing goodwill for impairment. If so:

- tell why you made this change;
- tell us if you would have recognized an impairment in goodwill under the previous methodology; and
- provide us a summary that identifies, by reporting unit, each partner firm included within the unit, the carrying amount of each partner firm's goodwill, and the amount of any excess fair value or impairment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

       Sincerely,

       /s/ Celeste M. Murphy for

       Larry Spirgel
       Assistant Director
       AD Office 11 – Telecommunications